[Letterhead of Cleary Gottlieb Steen & Hamilton LLP]

Writer's Direct Dial: +44 (0) 207 614-2226

E-Mail: aqureshi@cgsh.com

November 13, 2007

Mr. Andrew Mew

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	SEC Comment Letter to Magyar Telekom Telecommunications plc Form 20-F for the year ended December 31, 2005, Filed February 22, 2007 (File No.Â 001-14720)

Dear Mr. Mew:

On behalf of our client, Magyar Telekom Telecommunication plc, a public limited company organized under the laws of Hungary (the “Company”), we requested, in a telephone conversation with you today, a two-week extension of the deadline for response to your comment letter referred to above.

As we discussed, the Company requires coordination with its Audit Committee and its parent, Deutsche Telekom AG, in forming a response to your letter. The Company expects such effort to take more than 10 business days, and a two-week extension should allow sufficient time for such effort.

As you agreed in the telephone conversation, the Company will now submit its response to you by December 4, 2007

Please direct any questions relating to this request to me (+44-20-7614-2226), at 55 Basinghall Street, London EC2V 5EH, England.

Sincerely,

/s/ Ashar Qureshi